SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

Current Report

Pursuant to Section 13 or 15(d)

of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): January 5, 2019

ELI LILLY AND COMPANY

(Exact name of registrant as specified in its charter)

Indiana	001-06351	35-0470950
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

Lilly Corporate Center Indianapolis, Indiana		46285
(Address of Principal Executive Offices)		(Zip Code)

Registrant’s telephone number, including area code: (317) 276-2000

No Change

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☒	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company  ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.  ☐

Item 1.01.	Entry into a Material Definitive Agreement

Merger Agreement

On January 5, 2019, Eli Lilly and Company, an Indiana corporation (“Parent”), Bowfin Acquisition Corporation, a Delaware corporation and a wholly owned subsidiary of Parent (“Merger Sub”), and Loxo Oncology, Inc., a Delaware corporation (the “Company”) entered into an Agreement and Plan of Merger (the “Merger Agreement”). The Merger Agreement provides that, subject to the terms of the Merger Agreement, Merger Sub will commence a cash tender offer (the “Offer”) to purchase all of the outstanding shares (the “Shares”) of the Company common stock, par value $0.0001 per share, at a price of $235.00 per share (the “Offer Price”), net to the seller in cash, without interest, and subject to withholding taxes.

Consummation of the Offer is subject to various conditions set forth in the Merger Agreement, including (i) a majority of shares of the Company common stock then outstanding being tendered in the Offer, (ii) the expiration or termination of the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, (iii) the accuracy of the Company’s representations and warranties contained in the Merger Agreement (except, generally, for any inaccuracies that have not had a Company Material Adverse Effect), (iv) the Company’s performance in all material respects of its obligations under the Merger Agreement and (v) the other conditions set forth in Exhibit A to the Merger Agreement. The consummation of the Offer and Merger is not subject to a financing condition.

The Offer will expire at one minute after 11:59 p.m., Eastern time, on the date that is 20 business days following the commencement date of the Offer unless extended in accordance with the terms of the Offer and the Merger Agreement and the applicable rules and regulations of the United States Securities and Exchange Commission (the “SEC”).

Following consummation of the Offer, Merger Sub will merge with and into the Company, with the Company surviving as a wholly owned subsidiary of Parent (the “Merger”). In the Merger, each outstanding Share that is not tendered and accepted pursuant to the Offer (other than the Shares held in the treasury of the Company, Shares held by Parent or Merger Sub, and Shares as to which appraisal rights have been perfected in accordance with applicable law) will be cancelled and converted into the right to receive the Offer Price, on the terms and conditions set forth in the Merger Agreement.

The Merger Agreement provides that the Merger will be governed by Section 251(h) of the Delaware General Corporation Law (the “DGCL”) and shall be effected by Merger Sub and the Company as soon as practicable following the consummation of the Offer without a stockholders meeting pursuant to the DGCL.

The Merger Agreement contains customary representations and warranties by Parent, Merger Sub and the Company. The Merger Agreement also contains customary covenants and agreements, including with respect to the operations of the business of the Company between signing and closing, governmental filings and approvals and other matters.

The Merger Agreement contains customary non-solicitation restrictions prohibiting the Company’s solicitation of proposals relating to alternative business combination transactions and restricts the Company’s ability to furnish non-public information to, or participate in any discussions or negotiations with, any third party with respect to any such transaction, subject to customary exceptions in the event of an acquisition proposal that was not solicited in violation of these restrictions and that the Company’s board of directors determines constitutes or could reasonably be expected to lead to a Superior Company Proposal (as defined in the Merger Agreement).

The Merger Agreement contains termination rights for each of Parent, Merger Sub and the Company including by either Parent or the Company if the Offer Closing Time (as defined in the Merger Agreement) shall not have occurred on or before July 5, 2019, or by the Company to enter into an alternative transaction that constitutes a Superior Company Proposal (as defined in the Merger Agreement), and further provides that upon termination of the Merger Agreement under specified circumstances the Company may be required to pay Parent a termination fee of $265 million.

Tender and Support Agreement

On January 5, 2019, in connection with the Merger Agreement, Aisling Capital III, LP (“Aisling Capital”) in its capacity as a stockholder of the Company and who beneficially owns approximately 6.6% of the outstanding Shares, entered into a Tender and Support Agreement (the “Tender and Support Agreement”) with Parent and Merger Sub. The Tender and Support Agreement provides, among other things, that Aisling Capital will tender all of the Shares held by it in the Offer.

Item 7.01.	Regulation FD Disclosure.

On January 7, 2019, the Company and Parent issued a joint press release regarding the matters described in Item 1.01 of this Current Report on Form 8-K, a copy of which is filed as Exhibit 99.1 and is incorporated herein by reference.

Attached as Exhibit 99.2 and incorporated by reference herein is an investor presentation dated January 2019, that will be used by Parent with respect to the matters described in Item 1.01 of this Current Report on Form 8-K.

The information in this Item 7.01, including Exhibits 99.1 and 99.2, is furnished and shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise subject to liabilities under that section, and shall not be deemed to be incorporated by reference into the filings of the Company under the Securities Act of 1933 or the Exchange Act, regardless of any general incorporation language in such filings.

Item 9.01.	Financial Statements and Exhibits

(d)	Exhibits

Exhibit No.	Description

99.1	Joint Press Release issued by Eli Lilly and Company and Loxo Oncology, Inc., dated January 7, 2019.

99.2	Investor Presentation of Eli Lilly and Company, dated January 2019.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

ELI LILLY AND COMPANY
(Registrant)

By:	/s/ Bronwen L. Mantlo
Name:	Bronwen L. Mantlo
Title:	Corporate Secretary

Dated:	January 7, 2019

EXHIBIT INDEX

Exhibit No.	Description

99.1	Joint Press Release issued by Eli Lilly and Company and Loxo Oncology, Inc., dated January 7, 2019.

99.2	Investor Presentation of Eli Lilly and Company, dated January 2019.

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